

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 25, 2011

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, Nebraska 68179

> **Re:** **Union Pacific Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 4, 2011**
> **File No. 001-06075**

Dear Mr. Knight:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief